SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of October 2002

                             DASSAULT SYSTEMES S.A.
                             ----------------------
             (Exact Name of Registrant as Specified in its Charter)

         9, Quai Marcel Dassault, B.P. 310, 92156 Suresnes Cedex, France
         ---------------------------------------------------------------
              (Address of Registrant's Principal Executive Office)

    (Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

                  Form 20-F X                     Form 40-F
                           ---                             ---

        (Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                   under the Securities Exchange Act of 1934)

                        Yes                              No X
                           ---                             ---


          (If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with
                             Rule 12g3-2(b): ______)

                                   ENCLOSURE:

         Dassault Systemes S.A. (the "Company") is furnishing under cover of Form 6-K two press releases dated October 23, 2002, the first announcing its third quarter and nine-month revenues, and reaffirming its fourth quarter and full year revenues, the second announcing that Pratt & Whitney Canada has selected an IBM Product Lifecycle Management Solution to develop new engines using digital technology.

[DASSAULT LOGO]

FOR IMMEDIATE RELEASE:

DASSAULT SYSTEMES (3DS.COM) REPORTS THIRD QUARTER REVENUE DECREASES 2% TO
(EURO)175.9 MILLION; NINE-MONTH REVENUE INCREASES 6% TO (EURO)549.7 MILLION

    o ON A CONSTANT EXCHANGE RATE BASIS, REVENUE UP 3% AND 8% FOR THE THREE- AND NINE-MONTH PERIODS, RESPECTIVELY
    o    PDM REVENUE GREW BY 32% IN THIRD QUARTER
    o    FOURTH QUARTER REVENUE AND OPERATING MARGIN OBJECTIVES REMAIN UNCHANGED
    o REAFFIRMING FULL YEAR 2002 OBJECTIVES OF REVENUE GROWTH OF 4% AND OPERATING MARGIN OF 27-28%
    o TARGETING STABLE OPERATING MARGIN IN 2003 ON CONSERVATIVE REVENUE GROWTH OBJECTIVE OF APPROXIMATELY 2-3%

PARIS, FRANCE, October 23, 2002 -Dassault Systemes (DS) (Nasdaq: DASTY; Euronext
Paris: #13065, DSY PA), a worldwide leading software developer of product lifecycle management (PLM) solutions, today reported financial results for the third quarter and nine months ended September 30, 2002 and reaffirmed fourth quarter and full year revenue and operating margin objectives.

Acquisition costs include goodwill, technology amortization and other related costs. All financial figures in this press release are before these acquisition costs unless otherwise noted. Amortization of goodwill has ceased effective December 31, 2001. All financial information is unaudited and reported in accordance with US generally accepted accounting principles (US GAAP). In addition, all comparative figures are given on a year over year basis unless specified otherwise.

FINANCIAL HIGHLIGHTS

Third Quarter
-------------

Total revenue in the third quarter was (Euro)175.9 million, representing a decrease of 2% compared to total revenue of (Euro)178.8 million in the 2001 third quarter. On a constant currency basis, total revenue increased 3%. Software revenue, representing 85% of total revenue, decreased 4% to (Euro)149.5 million, while services and other revenue, representing 15% of total revenue, increased 12% to (Euro)26.4 million in the 2002 third quarter. Recurring software revenue was 52% of total software revenue in the 2002 third quarter. Seats licensed in the quarter totaled 12,606, with 7,132 CATIA and 5,474 SolidWorks seats.

Process-centric revenue, including PDM revenue, totaled (Euro)145.5 million in the third quarter of 2002, broadly flat with the year-ago period (2001:
(Euro)146.0 million) and represented 83% of total revenue. On a stand-alone basis, PDM revenue led by strong growth in both software and service revenues, increased 32% to (Euro)19.6 million, up from (Euro)14.9 million in the third quarter of 2001 and accounted for 11% of total revenue in the 2002 third quarter. PDM software end-user revenue totaled (Euro)27.6 million. Design-centric revenue, representing 17% of total revenue, decreased 7% to
(Euro)30.4 million, compared to (Euro)32.8 million in the year-ago quarter.

Net income excluding acquisition costs was (Euro)24.3 million or (Euro)0.21 per share in the 2002 third quarter, a decrease of 16% on a per share basis compared to (Euro)28.3 million or (Euro)0.25 per share in the year-ago quarter. On a US GAAP basis, which includes acquisition costs, net income increased 46% to
(Euro)22.0 million or (Euro)0.19 per share in the third quarter of 2002 compared to (Euro)15.1 million or (Euro)0.13 per share in the 2001 third quarter. The Company had a strong balance sheet with no long-term debt and cash and short-term investments totaling (Euro)397.3 million at September 30, 2002.

Nine Months
-----------

For the 2002 nine-month period, total revenue increased 6% to (Euro)549.7 million, compared to (Euro)520.8 million in the respective 2001 period. On a constant currency basis, total revenue increased 8% for the nine months ended September 30, 2002. Net income excluding acquisition costs decreased 7% to
(Euro)82.8 million or (Euro)0.71 per share, compared to (Euro)89.2 million or
(Euro)0.77 per share in the comparable 2001 period. On a US GAAP basis, which includes acquisition costs, net income was (Euro)75.0 million or (Euro)0.64 per share for the nine months ended September 30, 2002, up 60% compared to
(Euro)46.6 million or (Euro)0.40 per share in the year-ago nine-month period. Year-to-date, 41,718 seats were licensed, comprising 24,112 CATIA and 17,606 SolidWorks seats.

Process-centric revenue, including PDM revenue, increased 7% for the first nine months of 2002 to (Euro)454.2 million (2001:(Euro)426.6 million). PDM revenue on a stand-alone basis increased 22% to

(Euro)51.8 million (2001:(Euro)42.6 million) and Design-centric revenue increased 1% to(Euro)95.5 million (2001:(Euro)94.2 million).

Charles Edelstenne, Chairman of DS, stated, "Business conditions continue to be tough around the world. While DS is clearly not immune, our market leadership and winning brands, high level of recurring revenues and strong financial position have enabled us to show results that are comparatively better than most of our industry."

Bernard Charles, President and Chief Executive Officer, commented, "We continued to make very solid progress on our strategic initiatives in PLM. Our PDM business has performed well throughout the year and this quarter was no exception. Led by ENOVIA, PDM revenue grew by 32%, exceeding our expectations. The introduction of new sales channels at SmarTeam is on track with IBM and SolidWorks, and is starting to ramp up. Digital manufacturing, with DELMIA, had a good quarter as customers continue to realize the significant benefits of our digital manufacturing software. Turning to CATIA, V5 sales continued to strengthen with new and long-standing customers and represented two-thirds of CATIA seats licensed in the quarter. The upcoming V5 Release 10 will further improve the entry PLM capabilities as well as performance and scalability for large accounts. And IBM continues to ramp up resources in accordance with our joint growth plan for addressing the significant opportunities in the PLM market. In summary, in spite of the sudden slowdown we encountered this quarter due to the economic environment, I believe we are positioned to increase our number one market share position in PLM during 2002."

"The design-centric market has been more affected than our 3D PLM businesses by the weakness in business spending, as it is mostly focused on small and medium-sized companies. When economies around the world improve, we believe these same companies are likely to commence investment spending at the initial stages of a recovery. Based upon SolidWorks market leadership and robust software which is heavily used in production, we believe SolidWorks is well-positioned to be an early beneficiary of an improving business environment."

Thibault de Tersant, Executive Vice President and CFO, commented, "Revenues came in modestly below that of the year-ago quarter, reflecting the weaker economic environment as well as the impact of the significant currency fluctuations and our new growth plan with IBM announced in July. In combination, currency changes and the new IBM royalty agreement resulted in a revenue reduction of approximately (Euro)13 million without which revenue would have increased by 6% during the third quarter.

"As we look to the fourth quarter, we are reaffirming the objective that we provided to the market in late September, where we stated that total revenue could equal or slightly exceed 2001 fourth quarter revenue of (Euro)225 million. On the expense side we are working diligently to monitor and manage our costs in order to maintain our operating margin at a stable level. We are meeting with good success here and believe our efforts position us to achieve an operating margin of approximately 36% in the fourth quarter, unchanged from the fourth quarter of 2001. In summary, we believe we are on target to meet our full year objectives of revenue growth of approximately 4% and an operating margin of approximately 27-28%.

"We are taking a very conservative posture with respect to 2003 at this point in time. We anticipate that current business conditions will persist through next year and as a result, our number one financial goal is focused on delivering a stable operating margin within an environment of modest annual revenue growth of 2-3% for the Company."


NEW PRODUCT LAUNCHES

SOLIDWORKS, THE LEADING COMPANY IN THE DESIGN-CENTRIC MARKET, introduced SolidWorks 2003 to enable companies to significantly reduce design time, improve accuracy and bring products to market faster. Enhancements in SolidWorks 2003 will help users analyze the structural integrity of their designs, communicate design information easily to others, locate downloadable parts via online supplier catalogs and accelerate the design process with new modeling features.

SMARTEAM, A KEY COMPONENT OF DS'S PDM STRATEGY, announced SmartBom Version 2.0, a collaborative Bill of Materials management solution. SmartBom 2 provides a comprehensive solution for electronic Bill of Materials creation, modification, comparison and exchange within the enterprise and across the supply chain. This new release enables manufacturers to easily manipulate product structure and incorporate their suppliers and OEM vendors into the various engineering change processes in a simple format, thereby driving greater market responsiveness and profitability.

Smarteam launched Smarteam for Electronics, a product information collaborative solution designed to coordinate product development between engineers, subcontractors, suppliers and customers in the Electrical and Electronics sector.

Smarteam introduced SmartGateway 2.0, a solution facilitating the bi-directional exchange of mission-critical enterprise data and processes. This new release expands SMARTEAM EAI connectivity, through universal standards to a broad range of enterprise systems.

SPATIAL, A MARKET-LEADING PROVIDER OF WORLD-CLASS 3D SOFTWARE COMPONENTS announced the release of several new products during the third quarter of 2002. In the area of interoperability, Spatial introduced 3D InterOpExchange and 3D Viz Exchange designed to provide the tools necessary to read and/or write standard and key 3D formats for any applications. 3D ACIS PHL (Precise Hidden
Line) V5 was released, and is designed to allow Spatial's ACIS partners to create fast, accurate 2D hidden line drawings of 3D models.

ADDITIONAL HIGHLIGHTS

DS jointly with Airbus, a leading aircraft manufacturer, announced that Airbus has completed the first phase of a plan to streamline product development using CATIA V5. In less than 18 months, more than 50% of Airbus CAD activity migrated to CATIA. The second phase of the project is underway and includes the installation of over 2,000 CATIA V5 seats and the integration of Airbus's entire design, development and manufacturing processes.

Electrolux Group, the world's largest producer of powered appliances for kitchen, cleaning and outdoor use, has selected CATIA V5 for the design, analysis and manufacture of its products.

Electrolux will license 700 CATIA V5 seats. DS also announced that Electrolux has completed the installation of Smarteam at its United State's manufacturing facility.

DS and ImpactXoft announced a strategic partnership to deliver advanced design collaborative and functional modeling solutions for 3D PLM. Initial deliveries will target process-centric applications for Electrical and Electronics, Consumer Goods and Industrial Machinery. The alliance includes the signing of a CAA V5 original software developer agreement. ImpactXoft is a private software company introducing innovative applications that change the way people and companies develop products.

CONFERENCE CALL INFORMATION:

The Company will host a teleconference call today at 4:00 PM CET/3:00 PM London/ 10:00 AM New York. The conference call will be available via the Internet by accessing www.3ds.com . A replay of the conference call will be available until November 22, 2002 via the Internet by accessing www.3ds.com.

Statements above that are not historical facts but express expectations or objectives for the future, including but not limited to statements regarding the Company's objectives for the fourth quarter 2002 revenue and operating margin, and 2002 revenue growth and operating margin and revenue growth in 2003, are forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended). Such forward-looking statements are based on management's current views and assumptions and involve known and unknown risks and uncertainties. Actual results or performances may differ materially from those in such statements due to, among other factors: (i) currency fluctuations,
(ii) global economic conditions, (iii) market demand for our products and services, (iv) new product developments and technological changes, and (v), our ability to recruit and retain skilled personnel. Unfavorable changes in any of the above or other factors described in the Company's SEC reports, including the Form 20F for the year ended December 31, 2001, which was filed with the SEC on June 20, 2002, could materially affect the Company's financial position or results of operations.

ABOUT DASSAULT SYSTEMES

As world leader in PLM (Product Lifecycle Management) solutions, the Dassault Systemes group brings value to more than 55,000 customers in 80 countries. A pioneer in the 3D software market since 1981, Dassault Systemes develops and markets PLM application software and services that support industrial processes and provide a 3D vision of the entire life cycle of products from conception to retirement. Its offering includes 3D PLM integrated solutions for product development (CATIA, ENOVIA, DELMIA, SMARTEAM), 3D solutions (SolidWorks), and 3D components (SPATIAL). Dassault Systemes is listed on the Nasdaq (DASTY) and Euronext Paris (#13065, DSY.PA) stock exchanges. For more information, visit http://www.3ds.com.
                               (Tables to follow)

                                DASSAULT SYSTEMES
                                   KEY FIGURES
                  (in millions of Euro, except per share data)


3RD QUARTER
-----------
                                                                    Percentage
                                         3Q02         3Q01           Variance
                                       ________     ________      ______________

Process-Centric                         145.5         146.0            (0.3)%

Process-Centric Excluding PDM           125.9         131.1            (4.0)%
PDM                                      19.6          14.9            31.5%

Design-Centric                           30.4          32.8            (7.3)%

Revenue                                 175.9         178.8            (2)%
       AMERICAS                          52.6          53.7            (2)%
       EUROPE                            79.0          88.9           (11)%
       ASIA                              44.3          36.2            22%

Operating Income                         38.8          48.2           (20)%

Operating Margin                         22.1%         27.0%

Net Income                               24.3          28.3           (14)%

EPS excluding acquisition costs           0.21          0.25          (16)%

Closing Headcount                     3,905         3,745               4%

                                            DASSAULT SYSTEMES
                                 CONSOLIDATED STATEMENT OF INCOME DATA
                              (in millions of Euro, except per share data)

                                       THREE MONTHS ENDED                         NINE MONTHS ENDED
                               September 30,         September 30,         September 30,        September 30,
                                   2002                  2001                   2002              2001
                             ----------------      ---------------       -----------------    -----------------
Revenue

Software                               149.5                155.3                 475.5                451.3

Services and Other                      26.4                 23.5                  74.2                 69.5
                             ----------------      ---------------       -----------------    -----------------
    Total Revenue                (Euro)175.9          (Euro)178.8           (Euro)549.7          (Euro)520.8

Cost of Revenue

Software                                 6.3                  4.9                  18.0                 15.0

Service and Other                       23.9                 19.8                  68.2                 58.2
                             ----------------      ---------------       -----------------    -----------------
    Total Cost of Revenue         (Euro)30.2           (Euro)24.7            (Euro)86.2           (Euro)73.2

          Gross Profit           (Euro)145.7          (Euro)154.1           (Euro)463.5          (Euro)447.6

Research, Selling,
Administrative and
Acquisition Expenses

Research and Development                53.5                 51.5                 167.0                152.0

Marketing and Sales                     41.4                 43.6                 128.7                123.2

General Administration                  12.0                 10.8                  37.2                 32.5

Acquisition Costs                        2.5                 13.6                   9.0                 45.2
                             ----------------      ---------------       -----------------    -----------------
Total Research, Selling,
Administration and
Acquisition Expenses             (Euro)109.4          (Euro)119.5           (Euro)341.9          (Euro)352.9
                             ================       ==============       =================    =================

Operating Income                  (Euro)36.3           (Euro)34.6           (Euro)121.6           (Euro)94.7

Financial Revenue and Other              0.7                 (1.0)                  4.6                  9.8

Income Before Income Taxes              37.0                 33.6                 126.2                104.5

Income Tax Expense                     (15.0)               (18.5)                (51.2)               (57.9)
                             ----------------      ---------------       -----------------    -----------------
Net Income                        (Euro)22.0           (Euro)15.1            (Euro)75.0           (Euro)46.6
                             ================       ==============       =================    =================
Basic Net Income Per Share (1)     (Euro)0.19           (Euro)0.13            (Euro)0.66           (Euro)0.41
                             ================       ==============       =================    =================
Diluted Net Income Per Share (1)   (Euro)0.19           (Euro)0.13            (Euro)0.64           (Euro)0.40
                             ================       ==============       =================    =================
Basic Weighted Average Shares
Outstanding (In Millions)              114.2                113.9                 114.1                113.6
                             ================       ==============       =================    =================
Diluted Weighted Average Shares
Outstanding (In Millions)              115.0                115.1                 116.8                116.5

        (1) Excluding acquisition costs, operating income and net income would have been as follows:

Operating Income                  (Euro)38.8           (Euro)48.2           (Euro)130.6          (Euro)139.9
                             ================       ==============       =================    =================
Net Income                        (Euro)24.3           (Euro)28.3            (Euro)82.8           (Euro)89.2
                             ================       ==============       =================    =================
Diluted net income per share       (Euro)0.21           (Euro)0.25            (Euro)0.71           (Euro)0.77
                             ================       ==============       =================    =================

                                DASSAULT SYSTEMES
                      CONSOLIDATED STATEMENT OF INCOME DATA
                               PERCENTAGE VARIANCE
                          (EXCLUDING ACQUISITION COSTS)
                  (in millions of Euro, except per share data)

Excluding acquisition costs, the consolidated statements of income data would have been as follows:


                                                                    Three Months Ended
                                              September 30,             September 30,            Variation
                                                   2002                     2001                     %
                                            -----------------       ------------------         -------------
Revenue

Software                                             149.5                     155.3               (3.7)%

Services and Other                                    26.4                      23.5               12.3%
                                            -----------------       ------------------
             Total Revenue                     (Euro)175.9               (Euro)178.8               (1.6)%

Cost of Revenue

Software                                               6.3                       4.9               28.6%

Service and Other                                     23.9                      19.8               20.7%
                                            -----------------       ------------------
      Total Cost of Revenue                     (Euro)30.2                (Euro)24.7               22.3%

Gross Profit                                   (Euro)145.7               (Euro)154.1               (5.5)%

Research, Selling, Administrative

Research and Development                              53.5                      51.5                3.9%

Marketing and Sales                                   41.4                      43.6               (5.0)%

General Administration                                12.0                      10.8               11.1%
                                            -----------------       ------------------
Total Research, Selling, Administration        (Euro)106.9               (Euro)105.9                0.9%
                                            =================       ==================         =============
Operating Income                                (Euro)38.8                (Euro)48.2              (19.5)%

Financial Revenue and Other                            0.7                      (1.0)               N/S

Income Before Income Taxes                            39.5                      47.2              (16.3)%

Income Tax Expense                                   (15.2)                    (18.9)               N/S

Net Income                                      (Euro)24.3                (Euro)28.3              (14.1)%
                                            =================       ==================         =============
Diluted Net Income Per Share                     (Euro)0.21                (Euro)0.25             (16.0)%
                                            =================       ==================         =============
Diluted Weighted Average Shares
Outstanding (In Millions)                            115.0                     115.1

                                DASSAULT SYSTEMES
                      CONSOLIDATED STATEMENT OF INCOME DATA
                               PERCENTAGE VARIANCE
                          (EXCLUDING ACQUISITION COSTS)
                  (in millions of Euro, except per share data)

 Excluding acquisition costs, the consolidated statements of income data would have been as follows:


                                                                Nine Months Ended
                                                         September 30,        September 30,               Variation
                                                             2002                 2001                        %
                                                       -----------------    -----------------           -------------
Revenue

Software                                                        475.5                451.3                   5.4%

Services and Other                                               74.2                 69.5                   6.8%
                                                       -----------------    -----------------
             Total Revenue                                (Euro)549.7          (Euro)520.8                   5.5%

Cost of Revenue

Software                                                         18.0                 15.0                  20.0%

Service and Other                                                68.2                 58.2                  17.2%
                                                       -----------------    -----------------
      Total Cost of Revenue                                (Euro)86.2           (Euro)73.2                  17.8%

Gross Profit                                              (Euro)463.5          (Euro)447.6                   3.6%

Research, Selling, Administrative

Research and Development                                        167.0                152.0                   9.9%

Marketing and Sales                                             128.7                123.2                   4.5%

General Administration                                           37.2                 32.5                  14.5%
                                                       -----------------    -----------------
Total Research, Selling, Administration                   (Euro)332.9          (Euro)307.7                   8.2%
                                                       =================    =================           =============
Operating Income                                          (Euro)130.6          (Euro)139.9                  (6.6)%

Financial Revenue and Other                                       4.6                  9.8                 (53.1)%

Income Before Income Taxes                                      135.2                149.7                  (9.7)%

Income Tax Expense                                              (52.4)               (60.5)                  N/S

Net Income                                                 (Euro)82.8           (Euro)89.2                  (7.2)%
                                                       =================    =================           =============
Diluted Net Income Per Share                                (Euro)0.71           (Euro)0.77                 (7.8)%
                                                       =================    =================           =============
Diluted Weighted Average Shares
Outstanding (In Millions)                                       116.8                116.5

                                DASSAULT SYSTEMES
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                              (in millions of Euro)




                                                             September 30, 2002                 December 31, 2001
                                                             ------------------                 -----------------
ASSETS

Cash and short-term investments                                     397.3                              369.2

Accounts receivable, net                                            162.7                              217.3

Other assets                                                        280.1                              244.9
                                                             ------------------                 -----------------
TOTAL ASSETS                                                  (Euro)840.1                        (Euro)831.4


LIABILITIES
AND SHAREHOLDERS' EQUITY


Total liabilities                                                   258.3                              280.5

Shareholders' equity                                                581.8                              550.9
                                                             ------------------                 -----------------

Total Liabilities and Shareholders' Equity                    (Euro)840.1                        (Euro)831.4


CONTACT:

DASSAULT SYSTEMES:                                       FD INTERNATIONAL:
Didier Gaillot/Valerie Agathon                           Harriet Keen/Emma Rutherford
Vice President, Corporate Finance                        44.20.7831.3113
33.1.40.99.69.24                                         33.1.40.99.69.24
                                                         Jean-Benoit Roquette/Ronald Dassa
                                                         Nelly Dimey/Lorie Lichtlen
                                                         33.1.47.03.68.10
                                                         Deborah Ardern-Jones
                                                         1.212.497.9202

                     Pratt & Whitney Canada Selects IBM and
            Dassault Systemes for Innovative Digital Engine Program


               IBM Product Lifecycle Management solution featuring
             CATIA - ENOVIA from Dassault Systemes will be platform
           for ambitious aerospace initiative based on e-collaboration


Montreal, Canada and Paris, France - October 23, 2002 - IBM and Dassault Systemes (Nasdaq: DASTY, Euronext Paris: #13065, DSY.PA) today announced that Pratt & Whitney Canada has selected an IBM Product Lifecycle Management Solution centered on CATIA V5, ENOVIAVPM, and ENOVIA 3d com from Dassault Systemes to develop new engines using digital technology. The agreement calls for IBM and Dassault Systemes to deliver 200 CATIA V5 seats by the end of 2002, and up to 300 more in 2003.

Through its Digital Engine initiative, Pratt & Whitney Canada's goal is to become the first company in the aerospace industry to develop engines using digital technology throughout the entire design and manufacturing process. The agreement also requires IBM to deliver Dassault Systemes' ENOVIAVPM and ENOVIA 3d com product data management solutions to enable e-collaboration throughout Pratt & Whitney's engineering and product support functions. The CATIA - ENOVIA Solution will ensure that Pratt & Whitney Canada customers, partners, suppliers, and employees will be able to interact and collaborate in the 3D design process of its engines.

"We have partnered with IBM and Dassault Systemes for earlier versions of CATIA-based systems to design engines and simulate performance with great success," said Amal Girgis, Chief Information Officer, Pratt & Whitney Canada. "Upgrading to the newest version of CATIA will certainly help us to reach the efficiency goals of the Digital Engine initiative much faster. The deployment is on schedule with more than 80 CATIA V5 seats installed and in use today."

         Launched in 2001, the Digital Engine represents one of the major components of Pratt & Whitney Canada's broader Digital Enterprise program scheduled to last three to five years. It will enable designers to work on engines concurrently in a virtual environment with other project stakeholders. Using PLM solutions from IBM and Dassault Systemes, the company will soon be able to link remaining components of the Digital Enterprise initiative, including Enterprise Resource Planning (ERP), Supply Chain Management (SCM) and Customer Relationship Management (CRM).

"E-collaboration is playing a critical role in making companies more competitive and IBM's product lifecycle management solutions are a major part of this competitive advantage, delivering improvements in development costs, quality, and time to market," said Tom Kilkenny, vice president, IBM Product Lifecycle Management Americas. "With new cost pressures and speed-to-market taking on even greater importance within the aerospace industry, Pratt & Whitney Canada's drive to bring real-time access to information through the full product life cycle will further help to provide a competitive advantage moving forward."

"CATIA V5 delivers cutting-edge technology and incomparable ease of use, and combined with ENOVIA, contributes to rapid market response in sectors such as the aerospace industry where shortening product development cycles is critical," said Philippe Forestier, executive vice president, Sales and Marketing, Dassault Systemes. "We are delighted to see that our 3D PLM solutions bring immediate benefits and help Pratt & Whitney Canada accelerate the drive toward its world-class, Digital Enterprise vision."

                                      ###

About Pratt & Whitney Canada

P&WC, based in Longueuil, Quebec, is a world leader in aviation engines powering business and regional aircraft and helicopters. The company also offers advanced engines for industrial applications. P&WC's operations and service network span the globe. P&WC is a subsidiary of United Technologies Corporation (NYSE:UTX), a high-technology company based in Hartford, Connecticut. For more information, please consult http://www.pwc.ca

About IBM

IBM is the world's largest information technology company, with 80 years of leadership in helping businesses innovate. IBM Sales & Distribution, which supports more than a dozen key industries worldwide, works with companies of all sizes around the world to deploy the full range of IBM technologies. The fastest way to get more information about IBM is through the IBM home page at http://www.ibm.com

About Dassault Systemes

As world leader in 3D PLM (three-dimensional Product Lifecycle Management) solutions, the Dassault Systemes group brings value to more than 55,000 customers in 80 countries. A pioneer in the 3D software market since 1981, Dassault Systemes develops and markets 3D PLM application software and services that support industrial processes and provide a 3D vision of the entire life cycle of products from conception to retirement. Its offering includes 3D PLM integrated solutions for product development (CATIA, DELMIA, ENOVIA, SMARTEAM), general-use 3D solutions (SolidWorks), and 3D components (SPATIAL). Dassault Systemes is listed on the Nasdaq (DASTY) and Euronext Paris (#13065, DSY.PA) stock exchanges.

For more information, visit http://www.3ds.com


P&WC Press Contact:         IBM Press Contact:         Dassault Systemes Press      Dassault Systemes
Annick Laberge              Jennifer Feller            Contacts:                    Investor Contacts:
+ 1 450-647-4113            + 33 1 41 88 61 89         Anthony Marechal             Emma Rutherford, James
annick.laberge@pwc.ca       jennyfeller@fr.ibm.com     + 33 1 55 49 84 21           Melville-Ross
                                                       anthony_marechal@ds-fr.com   Financial Dynamics
                                                                                    +44 207 831 3113
                                                       Keith Pillow (Americas)      UK press enquiries:
                                                       + 1 818-673-2070             Simon Manley, Anya
                                                       keith_pillow@ds-us.com       Velzeboer
                                                                                    Financial Dynamics
                                                                                    44 207 269 7175/4

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                             DASSAULT SYSTEMES S.A.


         Dated: October 23, 2002          By:    /s/ Thibault de Tersant
                                             -------------------------------
                                             Name:   Thibault de Tersant
                                             Title:  Executive Vice President,
                                                     Finance and Administration